VIA EDGAR

January 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Att:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	3PAR Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed June 12, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Filed on November 12, 2008
File No. 001-33823

Dear Ms. Collins/Ms. Feider:

3PAR Inc. (the “Company”) is in receipt of your comment letter dated January 15, 2009 concerning the above-referenced reports.

We note that the letter requests a response within 10 business days. Due to the proximity of this request to the Company’s 3rd quarter of fiscal 2009 reporting deadlines, we are unable to finalize our response within such timeframe, and we hereby respectfully request to extend the initial reply deadline to February 20, 2009.

If you have any questions or concerns regarding the proposed timing of our response to your comment letter, please do not hesitate to contact the undersigned. Thank you in advance for your consideration and assistance.

Sincerely,

/s/ ADRIEL LARES
Adriel G. Lares VP of Finance, Chief Financial Officer

3PAR Inc.	510.413.5999	Main
4209 Technology Drive	510.354.3071	Fax
Fremont, CA 94538	www.3PAR.com